

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 4, 2024

Phillip J. Ahn
Chief Financial Officer
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

> **Re: B. Riley Financial, Inc.**
> **Form 8-K**
> **Filed April 8, 2024**
> **File No. 001-37503**

Dear Phillip J. Ahn:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K

Item 1.05 Material Cybersecurity Incidents

1. We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on April 8, 2024. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given your statement that you do not currently believe that the incident will materially impact your financial condition or results of operations taken as a whole.

2. If the cybersecurity incident was reasonably likely to have a material impact on your operations, including qualitative or quantitative impacts, please amend your Form 8-K to describe the material impacts or likely material impacts. For example, consider customer/partner relationships and potential reputational harm related to the outage of your system, not just the impact to your financial condition or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences